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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No.)
Flotek Industries, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 343389102
(CUSIP Number) September 26, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 343389102	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Black River Asset Management LLC Tax ID #41-2066451
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,181,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,181,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,181,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 343389102	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Black River Commodity Fund Ltd. Tax ID #98-0413795
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 424,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 424,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 424,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 343389102	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Black River Commodity Equity Value Fund Ltd. Tax ID #33-1136856
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 636,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 636,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 343389102	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Black River Quantitative Strategies Fund Ltd. Tax ID #98-0413796
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 121,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 121,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 343389102	13G	Page 6 of 9 Pages

Item 1.

(a)	Name of Issuer
Flotek Industries, Inc.

(b)	Address of Issuer's Principal Executive Offices
2930 W. Sam Houston Pkwy N
Houston, Texas 77043

Item 2.

(a)	Name of Person Filing

This statement is filed by: (i) Black River Asset Management LLC (“Black River”) with respect to shares of common stock of the Issuer (“Shares”) owned by Black River Commodity Fund Ltd. (“Commodity Fund”), Black River Commodity Equity Value Fund Ltd. (“Commodity Equity Value Fund”) and Black River Quantitative Strategies Fund Ltd. (“Quant Fund”); (ii) the Commodity Fund with respect to Shares owned by it; (iii) Commodity Equity Value Fund with respect to Shares owned by it and (iv) Quant Fund with respect to Shares owned by it.

(b)	Address of Principal Business Office or, if none, Residence

Business office of Black River
12700 Whitewater Drive
Minnetonka, MN 55343

Address of the principal business office of the Commodity Fund, Commodity Equity Value Fund, and the Quant Fund.
P.O. Box 309GT
Ugland House South Church Street
George Town, Grand Cayman Cayman Islands

(c)	Citizenship

Black River is a Delaware limited liability company.
Commodity Fund, Commodity Equity Value Fund and Quant Fund are all
Cayman Islands exempted companies.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

343389102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

CUSIP No. 343389102	13G	Page 7 of 9 Pages

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

The percentages used herein are calculated based upon the Shares issued and outstanding as of October 31, 2007, as reported on the Issuer’s quarterly report on Form 10-Q filed for the quarterly period ending September 30, 2007.

1. Black River Asset Management LLC (“Black River”)
(a) Amount beneficially owned: 1,181,000
(b) Percent of class: 5.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,181,000
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,181,000
(iv) Shared power to dispose or to direct the disposition of: 0

2. Black River Commodity Fund Ltd. (“Commodity Fund”)
(a) Amount beneficially owned: 424,000
(b) Percent of class: 1.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 424,000
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 424,000
(iv) Shared power to dispose or to direct the disposition of: 0

3. Black River Commodity Equity Value Fund Ltd. (“Commodity equity Value Fund”)
(a) Amount beneficially owned: 636,000
(b) Percent of class: 2.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 636,000
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 636,000
(iv) Shared power to dispose or to direct the disposition of: 0

4. Black River Quantitative Strategies Fund Ltd. (“Quant Fund”)
(a) Amount beneficially owned: 121,000
(b) Percent of class: 0.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 121,000
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 121,000
(iv) Shared power to dispose or to direct the disposition of: 0

Black River does not own any Shares or securities convertible into Shares. Pursuant to an investment advisory agreement, Black River has investment and voting power with respect to the securities held by the Commodity Fund, Commodity Equity Value Fund and the Quant Fund.

CUSIP No. 343389102	13G	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 343389102	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2008
Date /s/ Robert S. Goedken
Signature Black River Asset Management LLC Robert S. Goedken, Chief Legal Officer
Name/Title

October 7, 2008
Date /s/ Robert S. Goedken
Signature Black River Commodity Fund Ltd. By: Black River Asset Management LLC, Its Investment Adviser Robert S. Goedken, Chief Legal Officer
Name/Title

October 7, 2008
Date /s/ Robert S. Goedken
Signature Black River Commodity Equity Value Fund Ltd. By: Black River Asset Management LLC, Its Investment Adviser Robert S. Goedken, Chief Legal Officer
Name/Title

October 7, 2008
Date /s/ Robert S. Goedken
Signature Black River Quantitative Strategies Fund Ltd. By: Black River Asset Management LLC, Its Investment Adviser Robert S. Goedken, Chief Legal Officer
Name/Title